T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202

June 8, 2017
Via EDGAR filing

Hugh West
Accounting Branch Chief
Office of Financial Services
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    T. Rowe Price Group, Inc.
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed July 26, 2016
Form 10-Q for the Quarterly Period Ended March 31, 2017
Filed April 25, 2017
File No. 000-32191

Dear Mr. Hugh West:

We are pleased to present T. Rowe Price Group’s (“Price Group”) responses to the staff comments received in your letter dated May 24, 2017, to Kenneth V. Moreland. Our responses are keyed to your comments, which we have reproduced in bold print. In connection with responding to your comments, Price Group acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for Quarterly Period Ended June 30, 2016
General
1. We note that you recognized a nonrecurring operating charge of $166.2 million to compensate certain clients as a result of a court ruling on May 11, 2016 related to the leveraged buyout of Dell, Inc. (“Dell litigation”). Please address the following:

•
Tell us if litigation from these clients was known or become known (i.e., asserted) to management relating to the leveraged buyout of Dell, Inc. in which T. Rowe Price Group, Inc. (“TROW”) was or would have been named as a defendant. If applicable, explain why the litigation was not disclosed in your prior Form 10-Qs or 10-Ks (e.g., within your notes to your financial statements pursuant to ASC 450).

•
Explain to us when and why you made the determination to pay your clients related to the Dell litigation, considering that you did not appear to be a named defendant. In addition, tell us how you considered ASC 450 in your conclusion not to disclose in prior periods the circumstances surrounding the Dell litigation or the $166.2 million compensation subsequently paid to certain clients.

•
In a related matter, we note that you signed a settlement agreement with your insurance carrier for insurance proceeds totaling $100 million on December 30, 2016 (the fourth quarter) and recorded the proceeds as an offset to the $166.2 million previously recognized in the second quarter. Explain why you did not disclose in your second or third quarter Form 10-Qs (2016) the existence of an insurance policy and the amounts of related claims you have with your insurance carrier(s).

Before addressing your specific comments related to how we considered ASC 450 in evaluating the impact of the Dell appraisal rights matter on disclosures in the notes to financial statements, we wanted to provide you with additional background information on the matter and the events leading up to our decision to pay our clients in June 2016.

Dell, Inc. was the subject of a highly contested leveraged buyout (“LBO") led by the company’s founder, Michael Dell, along with a private equity firm, Silver Lake Partners. The original merger consideration offered in February 2013 was $13.65 per share as of the closing date of the merger. Major shareholders believed the offer, which was eventually increased to $13.75 per share plus a special cash dividend, undervalued the Dell shares.

Accordingly, a number of the T. Rowe Price mutual funds, separately managed accounts, and sub-advised clients (collectively the “T. Rowe Price Clients”) of T. Rowe Price Associates, Inc. (“Price Associates”), an investment adviser subsidiary of Price Group, intended to vote against the merger, reject the merger consideration, and pursue an appraisal proceeding.  During the pendency of the appraisal proceeding, Price Associates learned that there was an error in executing proxy voting instructions that caused Dell to question the T. Rowe Price Clients' eligibility to participate in the appraisal proceeding.

As part of the appraisal proceedings, in 2015, Dell filed a summary judgment motion seeking to disqualify the T. Rowe Clients seeking appraisal because of the voting error. The T. Rowe Price Clients contested this motion and believed, based on advice of independent counsel, that they had a valid basis under Delaware law given all of the facts and circumstances of the matter to prevail on the motion, which would allow them to continue in the appraisal proceeding. On May 11, 2016, the Delaware Chancery Court (the “Court”) ruled in Dell’s favor on the summary judgment motion, finding that the voting error rendered the T. Rowe Price Clients ineligible to pursue fair value. The financial impact of this ruling remained unclear given no decision had been made by the Court on the valuation issue.

Subsequently, the Court ruled on May 31, 2016, that Dell’s appraised value was $17.62 per share, rather than $13.75 per share, as of the closing date of the merger. On June 3, the Board of Directors of Price Group authorized management to reimburse the T. Rowe Price Clients for the loss of the benefit that would have been obtained in respect of their appraisal rights claims relating to the LBO. On June 6, Price Group decided that it would pay the T. Rowe Price Clients up to approximately $194 million, which was later reduced to $166.2 million because of settlement agreements offered by Dell for the release and dismissal of claims made by the T. Rowe Price Clients, to compensate the T. Rowe Price Clients who were unable to participate in the appraisal proceedings as a result of the proxy voting error. The purpose of Price Group's compensation paid to the T. Rowe Price Clients was to cap Price Group’s potential liability and compounding interest and to reduce the possibility of litigation by the T. Rowe Price Clients against Price Group for the proxy voting error.

Neither Price Group nor any of its subsidiaries were parties to the appraisal proceedings or defendants in any case relating to Dell As indicated above, the T. Rowe Price Clients were plaintiffs in the appraisal proceeding relating to the LBO, and were the parties opposing the Dell motion to disqualify.

Consideration of ASC 450

Price Group's management, in discussions with legal counsel, its Disclosure Committee, and its Audit Committee, regularly evaluate potential contingencies in which we are involved in accordance with the requirements of ASC 450, Unrecognized Contingencies ("ASC 450"). Under ASC 450-30-50, we are required to disclose material loss contingencies in the notes to our financial statements that do not meet the conditions for accrual under ASC 450-20-25, if there is a reasonable possibility that a material loss or additional material loss may have been incurred and, in the case of an unasserted claim, it is probable that a claim would be asserted and there is reasonable possibility the outcome will be unfavorable.

In connection with the preparation of our Form 10Ks and Form 10Qs filed prior to May 2016, we considered the potential loss relating to the Dell matter as an unasserted claim not probable of assertion. We based our assessment on the fact that (1) there was no asserted claim at the time, (2) there existed uncertainty in how the Court would rule on the motion to disqualify the T. Rowe Price Clients from participating in the appraisal rights proceedings, and (3) the judgment, based on the advice of independent counsel representing the T. Rowe Price Clients, that such Clients had a valid basis under Delaware law given all of the facts and circumstances of the matter to prevail on the motion, which would allow them to continue in the appraisal proceeding. Further, there was no basis to estimate a potential loss even if the Court ruled against the Clients in the appraisal rights proceeding, as the Court had not yet reached a decision on the fair value of the Dell shares, which could have been higher or lower than the $13.75 per share consideration offered in the merger. Given the fact that there were no specific claims by T. Rowe Price Clients against Price Group, there was no predetermination by management as to how they would address any potential claims, if any, due to the cumulative uncertainties outlined above.

Accordingly, we determined that no disclosure was required in the notes to the financial statements under ASC 450 regarding the Dell appraisal rights matter in our Form 10Ks and 10Qs filed before May 2016. Once the decision on the fair value of the shares was reached by the Court on May 31, 2016, and Price Group made the final decision on June 6, 2016, to compensate the T. Rowe Price Clients, we disclosed the details of our decision and the related non-recurring charge, and subsequent changes to the charge, in Current Reports on Form 8-K filed on June 6, 2016 and July 1, 2016, respectively.

Disclosure of Existence of Insurance Policy and Related Claim

We evaluated the recognition and related disclosures of an insurance recovery as a gain contingency under ASC 450. In evaluating our disclosures in the second and third quarter of 2016, we considered the gain contingency guidance in ASC 450 that requires adequate disclosure that avoids misleading the reader as to the likelihood of realization.

We believe that in our second and third quarter of 2016 filing any disclosure related to the existence of insurance policies and the amounts of potential related claims would have had the potential to mislead the reader as to the likelihood of realization of insurance recoveries. There was a very high level of uncertainty associated with our success in realizing any recoveries from the multiple insurance carriers involved given the interpretative nature of the insurance contracts related to the determination of negligence with respect to the proxy voting error within the context and complexities of the Dell matter. We believed it was prudent not to disclose any gain contingencies until the significant uncertainties were removed based on deliberations and settlements with each of the five insurance carriers, which took approximately six months to resolve after the payments to the T. Rowe Price Clients were made.

Form 10-Q for the Quarterly Period Ended March 31, 2017
Part II - Other Information
Item 1. Legal Proceedings, page 32

2. We note your disclosure regarding two specific litigation matters, in addition to various claims against you in the ordinary course of business. We also note your disclosure that the likelihood that an adverse determination in one or more pending claims “would have a material adverse effect on your financial position or results of operations” is remote. Please revise your future filings to discuss within your financial statements any pending litigation and conclusions(s) as to the likelihood of the future events(s) occurring (i.e. adverse outcome) and provide the requested disclosures of ASC 450-20-50.

Company Response

All litigation matters outstanding on March 31, 2017, were considered remote and, therefore, no disclosure was made in the notes to the financial statements. In future filings, we will disclose in our financial statements any pending litigation that is reasonably possible of a material loss in accordance with ASC 450-20-50.

* * * *
We believe that we have considered and appropriately responded to the staff’s comments. However, if you have questions regarding our responses, you may contact me at (410) 345-3525.

Sincerely,

/s/ Kenneth V. Moreland
Vice President, Chief Financial Officer and Treasurer